Exhibit 99.87

PRESS RELEASE - FOR IMMEDIATE RELEASE

Gold Fields Disposes of Shares of Maverix Metals Inc.

Vancouver, B.C. - June 3, 2019 - Gold Fields Netherlands Services B.V. (“GF Netherlands”), a wholly-owned indirect subsidiary of Gold Fields Limited, announces that it has sold an aggregate of 5,350,000 common shares (“Common Shares”) of Maverix Metals Inc. (“Maverix”), representing approximately 4.96% of the issued and outstanding Common Shares on a non-diluted basis. The sale was made on May 31, 2019 in a private transaction at a price of C$4.20 per Common Share, for total cash consideration of C$22,470,000.

Prior to the sale by GF Netherlands of Common Shares disclosed herein (and after giving effect to a 2:1 consolidation of the Common Shares which became effective on May 23,  2019),  GF Netherlands had ownership and control over 17,925,000 Common Shares and 4,125,000 warrants to purchase Common Shares (“Warrants”), representing approximately 16.61% of the issued and outstanding Common Shares on a non-diluted basis, and 19.67% of the outstanding Common Shares on a partially-diluted basis (accounting for the exercise of all the Warrants held by GF Netherlands). Following the sale of Common Shares disclosed herein, GF Netherlands has ownership and control over 12,575,000 Common Shares and 4,125,000 Warrants, representing approximately 11.65% of the issued and outstanding Common Shares on a non-diluted basis, and 14.90% of the outstanding Common Shares on a partially-diluted basis (accounting for the exercise of all the Warrants held by GF Netherlands). The ownership percentages expressed above are based upon Maverix having 107,948,333  post-consolidation issued and outstanding Common Shares as of May 23, 2019, as publicly disclosed by Maverix in its annual information form for the financial year ended December 31, 2018 dated as of May 23, 2019.

GF Netherlands sold the Common Shares disclosed herein pursuant to its ongoing portfolio management strategies. GF Netherlands holds its Common Shares and Warrants for investment purposes.  GF Netherlands will continue to monitor the business, prospects, financial condition and potential capital requirements of Maverix. Depending on its evaluation of these and other factors, and subject to certain restrictions pursuant to the shareholder agreement dated as of December 23, 2016 between GF Netherlands and Maverix and other restrictions agreed to in the context of previous sales of Common Shares and Warrants, GF Netherlands may from time to time in the future sell or exercise its Warrants, and otherwise decrease its net ownership of Common Shares through market transactions, private agreements or otherwise.

For further information, including a copy of the corresponding report filed with Canadian securities regulators, please visit www.sedar.com or contact:

Email: media@goldfields.com

Sven Lunsche

Telephone: +27 11 562 9763

Mobile: +27 83 260 9279

Avishkar Nagaser

Telephone: +27 11 562 9775

Mobile: +27 82 312 8692

Thomas Mengel

Telephone: +27 11 562 9849

Mobile: +27 72 493 5170